New Slobbr, LLC
Balance Sheet
January 1, 2017 (Inception)

UNAUDITED

ASSETS		
Current Assets		
Cash	$	-
Total Current Assets		-
Software and intellectual property		52,000.00
TOTAL ASSETS		**52,000.00**
LIABILITIES & EQUITY		
Liabilities		
Current Liabilities		
Accounts Payable		-
Total Current Liabilities		-
Total Liabilities		-
Members' Equity		
Paid in Capital		52,000.00
Total Members' Equity		52,000.00
TOTAL LIABILITIES & EQUITY	$	52,000.00